SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name Of Subject Company (Issuer))

VISION HOLDING CORP.
VISION ACQUISITION CORP.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
63845P101
(CUSIP Number of Class of Securities)

Vision Holding Corp.
One Boston Place, Suite 3300
Boston, MA 02108
Telephone: (617) 227-0050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

COPY TO:
Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street
Boston, Massachusetts 02110
Telephone: (617) 772-8300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
$Not applicable	$Not applicable
     *      A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A

Filing Party: N/A	Date Filed: N/A

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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ITEM 12. EXHIBITS
Exhibit 99.1 – Text of Joint Press Release issued by Parent and the Company on July 26, 2005.

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